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THE ASSOCIATES

  NEWS

FOR IMMEDIATE RELEASE


           THE ASSOCIATES SELLS 41 CANADIAN CONSUMER
                 BRANCHES TO COMMERCIAL CREDIT


DALLAS, Apr. 27, 1999   Associates First Capital Corporation (NYSE: AFS)today
announced it has reached an agreement to sell 41 of its Canadian consumer finance branches to Commercial Credit Corporation CCC Limited. Terms of the agreement were not disclosed.

The branches being sold include twenty-eight locations which were acquired earlier this year from Avco Financial Services, Inc. The transaction will close following the receipt of any necessary regulatory and board approvals. After the close of this transaction, The Associates and Avco Consumer Finance networks will still have more than 300 branches to serve customers across Canada.

Commercial Credit Corporation, a member of Citigroup, Inc., a Fortune 500 company, provides personal loan and home equity products to more than one million customers from over 1,000 locally managed branches in 45 states. By significantly expanding Commercial Credit's on-the-ground lending presence, Citigroup continues to pursue its strategy of building on the strengths of its consumer finance business.

Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. The Associates has operations in the United States and 15 international markets. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization. For more information, visit The Associates Web site at www.theassociates.com.

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           Contacts:
      Media:    (972) 652-5537
                Randy Johnson
                (972) 652-7569
                David Sandor

      Security Analysts:   (972) 652-7294
                           investor_relations@afcc.com

      Shareholders:   1-888-NYSE-AFS